Eurasian Minerals Inc. NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Minerals Increases Private Placement to CAD $17.875 Million

Vancouver, British Columbia, February 25, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that it intends to offer up to an additional 500,000 units (“Units”) on a best efforts basis to further increase its previously announced private placement (see Company news releases dated February 18th and 22nd, 2011) to 5.5 million units for gross proceeds of up to CAD $17,875,000. Each Unit, priced at CAD $3.25, will consist of one EMX common share and one-half of one common share purchase warrant. Each whole warrant (a “Warrant”) will be exercisable over a two-year period to purchase one EMX common share at purchase price of CAD $4.00.

The Company has agreed to pay a fee in respect of subscriptions from investors introduced by eligible finders. The fee will be payable in that number of Units equal to 5% of the number of Units issued pursuant to such subscriptions. In addition, finders will be issued that number of finder warrants equal to 5% of such Units, with each finder warrant being exercisable for two years to acquire one EMX common share for CAD $3.50.

There can be no assurance that the increase in the private placement will be completed as proposed, and it is subject to regulatory approval. The shares, including the shares issuable on exercise of warrants, will be subject to restrictions on transfer for a period of four months from closing.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com